MASTER SALE
AND
PURCHASE AGREEMENT

Seller:　　　　　**Traccom, Inc.**
　　　　　　　　　　PO Box 8906
　　　　　　　　　　4774 Park Granada Suite 10
　　　　　　　　　　Woodland Hills, CA, 91367
　　　　　　　　　　Contact: Joe Morgan

Buyer:　　　　　**Telemetrix-RPM**

With a simultaneous copy which shall not constitute notice to:

Moye White LLP

Gorby Peters & Associates, LLC

Terms:　　　　　Pages 2-4

Signature Page:　Page 5

Exhibits:　　　　Exhibit A—Products
　　　　　　　　　　Exhibit B—Pricing and Payment
　　　　　　　　　　Exhibit C—Confidentiality and Protection of Trade
　　　　　　　　　　Secrets, Intellectual Property, Et Seq
　　　　　　　　　　Exhibit D—Special Terms

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1. **Parties and Purpose:** This is a Master Sale and Purchase Agreement dated February ___, 2021. Traccom, Inc., a Delaware Corporation ("Seller") agrees to sell, and Telemetrix RPM, Inc., a Delaware Corporation ("Buyer") agrees to buy, certain Bluetooth enabled end user medical devices, HUB devices, and certain technical support for the aforementioned devices (collectively "Products") in accordance with the terms and limitations herein ("Agreement"). Seller and Buyer are each referred to herein as a "Party" and together as the "Parties." The Products include but are not limited to equipment and technical support, as set forth in **Exhibit A**. The prices, payment terms and compensation schedules are set forth in **Exhibit B**. All Exhibits referenced herein are incorporated by reference and made a part of this Agreement.

2. **Effective Date:** The Effective date is the date shown above.

3. **Term and Termination:**

   3.1 The term of this Agreement is three (3) years from the Effective date ("Initial Term") and shall, upon the mutual written agreement of the Parties, renew for two (2) one-year periods each (each a "Renewal Term"). The Parties shall exercise a Renewal Term by providing notice of its intent to renew no later than sixty (60) days prior to the expiration of the Initial Term or the first Renewal Term, as applicable. The Initial Term and the Renewal Terms shall be referred to as the "Term."

   3.2 Either Party may terminate for cause: (a) in the event of a material breach by either Party and a failure to cure within thirty (30) days of a written notice; (b) immediately if the other Party voluntarily or involuntarily enters into a bankruptcy proceeding, there is an assignment for the benefit of creditors or upon the other Party's dissolution.

   3.3 Either Party, in its sole discretion, may terminate this Agreement at any time without cause, by providing at least ninety (90) days' prior written notice to the other Party. If the Terminating Party is the Buyer, as consideration for the right to terminate this Agreement under this Section 3, in addition to the total amount otherwise due for outstanding invoices and purchase orders, the Buyer shall, upon written notice of the termination, pay to the Seller a termination fee in an amount equal to the entirety of Seller's inventory which has been acquired as of the date of Buyer's termination notice for the fulfillment of this Agreement (amounts invoiced but unpaid plus amounts reflected in outstanding purchase orders which have been placed but not yet invoiced) plus the inventory which the Seller has obtained as of the date of Buyer's termination notice pursuant to the (6) months of projected inventory requirements as defined in Paragraph 6.4. ("Termination Fee"). The Parties intend the Termination Fee to be liquidated damages constituting compensation, and not a penalty. The Parties acknowledge and agree that damages resulting from termination pursuant to this Section would be impossible or very difficult to accurately estimate, and that the Termination Fee is a reasonable estimate of the anticipated or actual harm that may arise from such termination.

4. **Arbitration, Applicable Law, Venue:** All disputes of any nature arising under this Agreement, including but not limited to the question of arbitrability, shall be resolved by an arbitration in Atlanta, Georgia, conducted by the American Arbitration Association. The laws of the State of Georgia shall apply. The arbitration shall be conducted by a single neutral arbitrator selected by the Parties. If the Parties are unable to agree on an arbitrator, the AAA shall appoint the arbitrator. Each Party shall bear its own attorneys' fees and costs of the arbitration.

5. **Relationship of Parties:** The Buyer is an independent contractor. No agency, partnership, employer-employee, franchisor-franchisee or joint venture relationship shall be created by this Agreement.

6. **Duties, Representations and Warranties:**

   6.1 The Buyer represents and warrants that Buyer: (a) is now or shall be prior to any sale of the Products duly authorized and existing in all states and territories into which it sells the Products and that it shall fully and faithfully follow all applicable federal, state and local laws, regulations and licensing requirements for use of the Products; (b) shall follow the Products' manufacturer's instructions and training for packaging and use of the Product; (c) shall not make representations and/or warranties regarding the efficacy of the Product beyond those which are expressly authorized by the Products' manufacturer; and (d) shall also ensure that all proprietary notices, disclaimers, warning labels and other affixed labels are affixed and intact as shipped by Seller or the manufacturer. The Parties acknowledge and agree that Buyer makes no representations and is under no obligation to purchase any minimum volume of the Products.

   6.2 The Seller represents and warrants: (a) the Products which are sold to the Buyer are free of Defects and shall meet Buyer's specifications and standards described in Exhibit A (Schedule 1); (b) it shall fully and faithfully follow and comply with all applicable federal, state and local laws and regulations (including HIPAA, those related to personal health information (PHI), GDPR and others related to

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privacy, data security, and data protection); and (c) the Products do not infringe on the intellectual property rights of any third party. As used in this Agreement and the Exhibits attached hereto, a Defect shall mean that a Product does not transmit data at the time of activation or for a period of thirty (30) days following activation.

6.3 The Seller makes no representations or warranties except as set forth expressly herein, and expressly disclaims any and all implied warranties of merchantability or fitness for a particular use. The Seller makes no representations or warranties regarding the availability of any particular Product at any particular time, but shall use its best efforts to perform its obligations under this Agreement.

6.4 Starting ten (10) days after the Effective Date, the Buyer shall provide Seller with a rolling three (3) month projection of Product needs under this Agreement (by Product type) which projection shall be due on the first business day of every month during the term of this Agreement. Seller's obligation to fulfill Buyer's order within one business day of a purchase order shall be excused to the extent that Buyer's actual orders exceed the rolling projections pursuant to this Section 6.4.

7. **Indemnification:**

7.1 Each Party agrees to defend, indemnify and hold harmless the other Party from and against all third-party claims (e.g., infringement of any intellectual property rights and data breaches), including but not limited to reasonable attorneys' fees, arising from the indemnifying Party's (a) breach of this Agreement or any of the Exhibits, including but not limited to, the Confidentiality Agreement referenced in Exhibit C to this Agreement; (b) violation of any applicable statute, regulation or law; or (c) negligence and/or intentional misconduct. The Party seeking indemnification shall provide prompt written notice of any such third party claim to the indemnifying Party (e.g., Attn. President) at the address listed on the signature page via overnight mail, and the indemnifying Party shall have the right to select counsel and to control the defense and settlement of the case except that the indemnifying Party shall not enter into any settlement or resolution which admits liability or requires the indemnified Party to act or forbear from acting in the future absent the express written approval of the indemnified Party.

7.2 Seller shall not indemnify or hold harmless Buyer for any third-party claim arising out of or related to the tampering of or modification to Products or for use of the Products outside the intended purpose.

7.3 No Indemnifying Party is obligated to reimburse an Indemnified Party under this Section 7 for any Loss in excess of, one million dollars ($1,000,000.00) or the value of the previous six (6) months of services under this Agreement, whichever is less (the "Cap").

8. **LIMITATION OF LIABILITY: TO THE FULLEST EXTENT ALLOWABLE BY LAW, AND EXCEPT AS TO THE OBLIGATIONS SET FORTH IN SECTION 7 (INDEMNIFICATION) AND EXHIBIT C (CONFIDENTIALITY ET AL), IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY CONSEQUENTIAL, INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY OR SPECIAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT WHETHER SUCH LIABILITY ARISES FROM BREACH OF CONTRACT, WARRANTY, TORT, PRODUCT LIABILITY OR OTHERWISE.**

9. **Confidentiality, Nonuse, Nonsolicitation, Noncompetition, Noncircumvention:** The Parties agree to adhere to the terms and conditions regarding confidentiality, nonuse, nonsolicitation, noncircumvention set forth in **Exhibit C**.

10. **Force Majeure:** Except as to Buyer's obligation to make payments, neither Party shall be liable hereunder by reason of any failure or delay in the performance of its obligations if such failure or delay shall arise on account of events beyond the reasonable control of such Party which cannot be overcome through commercially reasonable due diligence. *Force majeure* events include, but are not limited to strikes, riots, war, acts of terrorism, acts of God, natural disasters, invasion, fire, explosion, floods, public health emergencies, acts of government or governmental agencies or government instrumentalities, and any Internet failure (collectively, a "Force Majeure Event"), provided that the Party seeking to delay its performance gives the other Party written notice of any such Force Majeure Event as soon as practicable after the discovery of the Force Majeure Event, and further provided that such Party uses its good faith efforts to overcome the

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Force Majeure Event (and, in any event, such Party will begin or resume performance as soon as practicable after the Force Majeure Event has abated).

11. **General**

    11.1 Buyer may not assign this Agreement absent the express consent of Seller and any such attempt to transfer absent express consent shall be deemed void.

    11.2 If any term or provision of this Agreement and the Exhibits attached hereto shall be deemed void or unenforceable, the remaining provisions shall remain in full force and effect.

    11.3 This Agreement and the Exhibits attached hereto represent the entire agreement between the Parties and supersedes all prior negotiations and agreements of the Parties. Buyer acknowledges and agrees that there have been no representations, guarantees or promises regarding revenues or profits from reselling the Products.

    11.4 This Agreement may not be altered or amended except by a written amendment signed by a duly authorized representative of each Party.

    11.5 This Agreement is the product of mutual negotiations and neither Party shall be deemed the author.

    11.6 The following provisions shall survive expiration or termination of this Agreement: Sections 4,6,7,8,9,10,11 and all Exhibits.

    11.7 This Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original and an electronic signature or electronic copy shall be deemed valid.

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Traccom, Inc.

By: _Joe Morgan_   Joe Morgan
DocuSigned by:
836FB719EE2B4A2...

Title: Chairman

Date: 3/8/2021

Telemetrix RPM

By: _[signature]_   Burley Wright
DocuSigned by:
47BD859142424B5...

Title: CEO

Date: 3/8/2021

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EXHIBIT A
(Products and Service)

1. The terms, conditions, limitations and definitions set forth in the body of the Agreement are incorporated by reference herein.
2. As used in the Agreement and all Exhibits thereto, the "Monthly Service" shall mean that the Seller shall have a system in place which would allow the Buyer to monitor whether a particular HUB is emitting a signal. Buyer understands and agrees and shall inform its end users that:

   a. The Service may not be available in all geographic locations at all times;
   b. Seller does not read or analyze the data transmitted by the Products and assumes no responsibility for ensuring that the data transmitted by any Product is accurate or complete;
   c. Seller does not maintain the data transmitted from the Products;
   d. Seller makes no representations as to encryptions except that data transmitted from the Products is only encrypted after it has reached the HUB device.

3. Buyer assumes all responsibility for liability arising from the improper use of Products by the end user. Buyer also assumes all responsibility for informing end users as to the proper use, storage, and disposal of Products.
4. The Products listed below are generally commercially available equipment which has been approved by Buyer. Buyer assumes all responsibility for ensuring that the Products have received FDA approval (if required by law) and for alerting end users of the Products of any FDA warnings (if required by law.) The Seller makes no representations or warranties whatsoever regarding the fitness of each device for a particular use.
5. Seller makes no representations regarding the availability of a particular Product at a particular time.
6. The Seller reserves the right to add to, delete or substitute Products from the list below.

7. The following products shall constitute "Products" as defined in the Agreement:

   a. Thermometers;
   b. Glucose Meters;
   c. Blood Pressure Meters;
   d. Scales;
   e. Pulse Oximeters;
   f. SpiroMeters;
   g. EKG Monitors;
   h. HUB Devices

8. Equipment details and individual pricing schemes are set forth in Schedule 1 to this Exhibit A.

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EXHIBIT A
(SCHEDULE 1: Product Details and Specifications)

[content redacted]

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EXHIBIT B
(Price List and Payments)

The terms, conditions, limitations and definitions contained in the Agreement are incorporated by reference herein.

1. Payments by Buyer.
   a. The Prices to be paid by the Buyer to Seller under the Agreement for each of the Products and Services shown below. Seller cannot guarantee and makes no representation or warranty regarding the availability of any particular Product at any particular time.

   b. Buyer will pay Seller a deposit of ten thousand dollars ($10,000.00) upon full execution of the Agreement.

   c. All payments shall be in U.S. Dollars and shall be made via wire transfer in immediately available funds to Seller at an address to be provided by Seller.

   d. Buyer will not set off or offset Seller's invoices by any amounts that Buyer claims are due it.

   e. Seller reserves the right to raise or lower prices upon thirty (30) days written notice.

   f. Initial Product prices are as follows:

      i.   The Hub and up to two (2) End User Medical Devices listed in Exhibit A, Section 3 (a)-(e) — $100.00 one-time fee.
      ii. Spirometer   — _____ one-time fee.
      iii. EKG Monitor   — _____ one-time fee.

   g. Initial Product Prices are due NET 45 days from the date upon which Buyer receives a complete and accurate invoice for the Product.

   h. Initial Monthly Service Fees are based on the amount of active end-user accounts and are as follows:

      i.   1 through 4,999   — $22.00 per Month
      ii. 5,000 – 9,999   — $21.00 per Month
      iii. 10,000 or more   — $20.00 per Month

   i. Monthly Service Fees will be due NET 30 days from the date of activation of the device and will be charged on the last business day of each month.

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j.   All purchases must be via Purchase Order on a form approved and signed by Seller. No Purchase Order can change the terms or conditions of the Agreement.

k.   Purchase Orders cannot be cancelled once Products have shipped.

l.   Seller agrees that payment is inclusive of all shipping, handling, and delivery costs associated with the Products. Title to the Products and risk of loss shall pass to the Buyer upon delivery of the Products to a carrier designated by Seller. Buyer shall be responsible for ensuring that all delivery addresses are accurate and remains solely responsible for billing its own customers and end users.

m.   Buyer shall have ten (10) business days after receipt of the Products within which to inspect the Products and advise Seller of any Defects. In the event that Buyer discovers any defects, Buyer shall promptly notify Seller in writing of any Products which it claims are Defective or unfit for resale, and Buyer may at its option return such defective Products to Seller at Seller's expense. Then, at Buyer's sole option, Seller will replace, at no cost to Buyer, and within ten days of written notice of a Defect, any such Products which are verified to be Defective. As used in the Agreement and all Exhibits, "Defective" shall mean that the Product does not comply with Buyer's specifications nor otherwise transmit data upon activation or within five (5) days of an activation.

n.   If Buyer does not return the defective Products, Buyer may destroy or dispose of the defective Products after first giving Seller notice of its intent to destroy and an opportunity to pick up prior to destruction, such defective Products. Any destruction or disposal must be in accordance with all applicable laws and regulations.

o.   Buyer's sole remedies for a Defective product is replacement of the Defective Product.

p.   Product functionality may be subject to limitations, delays, and other problems inherent in the use of the internet, electronic communications, power outages. Seller is not responsible for any delays, delivery failures, service interruptions, or other damage resulting from such problems. In addition, certain third-party internet service providers may block or limit service or customer's access to service which may impact delivery of the service. Buyer understands and agrees that such limitations, blocks, or any other malfunction not caused by a known defect shall not be deemed a breach of the Agreement by Seller and are not to be considered grounds for termination of the Agreement by Buyer.

q.   Buyer's end-users shall be assigned a unique number by Seller. Only two (2) unique end-users shall be assigned to each HUB device. Each unique end-user shall be charged separately for the Monthly Service Fee. Each unique end-user shall be required to purchase individual equipment as listed on Schedule 1 to Exhibit A and as selected by Buyer.

2. Wire Transfers to Seller shall be sent to:



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EXHIBIT C
(CONFIDENTIALITY, NONUSE, NONDISCLOSURE, NONSOLICITATION AND BUSINESS ASSOCIATE AGREEMENT)

The terms, conditions, limitations and definitions set forth in the Agreement are incorporated by reference in this Exhibit C. This Exhibit C may be referred to as a BAA.

1. **PARTIES.** This Confidentiality, Nondisclosure and Business Associate Agreement ("BAA") is between Buyer ("You") and Traccom, Inc. ("Seller").

2. **PURPOSE.** You wish to purchase Products from Seller and receive technical support regarding a unique system to monitor patient vital signs. You understand that most of the work performed by the Seller and information and/or documents created or maintained by the Seller are confidential, privileged or sensitive in nature. In the course of purchasing Products and receiving technical support, You may come into contact with information that is sensitive, confidential, proprietary, privileged, Confidential, a Trade Secret or legally protected from unauthorized use or disclosure. This BAA is intended to define your duties and responsibilities with respect to such information and to ensure that You and the Seller comply with applicable state and federal laws, including but not limited to the federal HIPAA Rules that govern Privacy, Security, Breach Notification and Enforcement found at 45 CFR Parts 160 and 164.

3. **DEFINITIONS.**
   3.1 "You" shall mean Buyer and if You are an entity, or if You hire others to assist you in the performance of Your sales to third parties, then each of Your officers, directors, employees, agents, affiliates, contractors, subcontractors, resellers and any other person or entity that You employ or retain to perform services in connection with the purchase, sale, application, storage or transportation of Products.
   3.2 "Seller" shall mean Traccom, Inc.
   3.3 "Confidential Information" shall mean all proprietary information for the Seller and Buyer (including but not limited to forms, policies and procedures, financial information, client lists, vendors, manufacturers, test results regarding Product performance and data bases), trade secrets of the Seller and Buyer and Product end users, business information that relates to the Seller or its customers or third parties who have produced information where such information is not a matter of public record and the disclosure may cause economic harm or damage to the reputation of the Seller or its customer or third parties, information that relates to customers or third parties where the Seller has a legal duty to avoid disclosure of information (including, but not limited to, Protected Health Information or PHI, social security numbers, tax records, banking information, credit card information, and information that can be used by criminals for identity theft), information which the Seller is contractually obligated to keep confidential (including, but not limited to, contract terms or client information), information which has been placed under seal by a court, and information that is otherwise required to be protected from disclosure or improper use by

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state or federal laws. Confidential Information shall not include information that (i) is or becomes generally known or in the public domain through no act or omission by You or persons acting under Your direction or control; (ii) is received from, or made available to, a third party without any obligation of confidentiality; (iii) is independently developed; (iv) is otherwise permitted to be disclosed under this BAA or the Agreement; (v) is disclosed with the prior written consent of the Seller; or (vi) is required to be disclosed in any civil, criminal or administrative proceeding or investigation. Confidential information may also include Trade Secrets.

3.4 "Trade Secrets" shall mean information, without regard to form, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers which is not commonly known by or available to the public and which information: (A) Derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (B) Is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

3.5 "Other Defined Terms": The following terms in this BAA shall have the same meaning as those terms in the federal HIPAA Rules: "breach," "data aggregation," "designated record set," "disclosure," "health care operations," "individual," "minimum necessary," "notices of privacy practices," "protected health information," "required by law," "secretary," "security incident," "subcontractor," "unsecured protected health information," and "use."

4. **CONSIDERATION AND LEGAL ENFORCEABILITY.** You understand and agree that the Seller's decision to sell Products to You and to train You is conditioned upon Your agreement to adhere to the terms of the Agreement and the BAA in its/their entirety, as well as state and federal laws relating to the privacy and security of the Seller and Seller's employees, Seller's customers, and third parties whose Confidential and Trade Secret information is maintained by the Seller. You further understand and agree that this is supported by good and valuable consideration, the receipt and sufficiency of which You acknowledge. You also acknowledge and agree that you will be bound by the terms and conditions of this BAA as well as the Agreement.

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7. TERM AND TERMINATION.

7.1 This BAA shall be effective as of the date You execute the Agreement and shall last for a period of two (2) years after the effective date of any termination or expiration and shall be automatically renewed for successive one (1) year terms unless either party voluntarily terminates by providing written notice to the other Party.

7.2 Upon termination of the Agreement for any reason, You agree that with respect to Confidential Information, including but not limited to protected health information, You will, at the option of the Seller, return to the Seller or destroy all Confidential Information, including but not limited to Trade Secret Information in your possession or under your control within thirty (30) days of the receipt of such direction of the Seller and You will provide a written notice of such destruction of Confidential Information.

734 You understand and agree that during the term of the Agreement and in perpetuity for so long as such information remains Confidential, You shall not use or disclose the Seller's employee, client, testing results, PHI protected by HIPAA, Trade Secrets or personally identifiable information (including but not limited to social security numbers and other financial information) for current and former employees of the Seller, any customer of the Seller, and third parties whose information is obtained in connection with purchases of the Product or training by the Seller or otherwise as necessary to effectuate the terms of the BAA.

8. SURVIVAL.
The terms of Sections 5, 6, 7 and 9 shall survive termination or expiration of this BAA.

9. MISCELLANEOUS.

9.1 In addition to the dispute resolution provisions set forth in the Agreement, You agree that Seller may also seek to enforce the terms of this BAA in an action for injunctive relief in a court of competent jurisdiction in Fulton County, Georgia. You hereby waive Your right to a jury trial and You hereby consent to jurisdiction and venue in Fulton County, Georgia for such action for injunctive relief.

9.2 The Parties agree that this BAA shall not be amended or modified, except in a writing signed by all Parties. The Parties further agree that they will execute such further and additional documents, including amendments, as necessary to comply with state or federal laws, including but not limited to HIPAA.

9.3 The Parties agree that a reference in this BAA to the HIPAA Rules means the section as in effect on the effective date of this BAA, or as amended.

9.4 The Parties agree that an ambiguity in this BAA shall be interpreted to permit compliance with state and federal laws, including but not limited to HIPAA.

9.5 Nothing in this BAA prohibits You from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General, or making other disclosures to the extent that such disclosures that are protected under the whistleblower provisions of state or federal law or regulation. By signing below you acknowledge that pursuant to 18 USC §1833(b), an individual may not be held criminally or civilly liable under any federal or state trade secret law for disclosure of a trade secret: (i) made in confidence to a governmental official, either

4842-0231-0878.1

directly or indirectly , or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; and/or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Additionally, an individual suing an employer for retaliation based on the reporting of a suspected violation of law may disclose a trade secret to his or her attorney and use the trade secret information in a court proceeding, so long as any document containing the trade secret is filed under seal and the individual does not disclose the trade secret except pursuant to court order.

9.6 By signing below, You represent and warrant that You are fully authorized to sign this BAA.

BUYER

DocuSigned by:

47DD859142424D5...

DATE: 3/8/2021

SELLER

DocuSigned by:

Joe Morgan

838FB719EE264A2...

DATE: 3/8/2021

4842-0231-0878.1

EXHIBIT D
(Special Terms)

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